	W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044	T 410.531.4185 F 410.531.4226 E robert.tarola@grace.com W grace.com

Robert M. Tarola
Senior Vice President and
Chief Financial Officer

September 11, 2006

Securities and Exchange Commission

Division of Corporation Finance

Attn:       Mr. John Cash, Branch Chief

Washington, D.C. 20549-7010

Re:                               Staff Comment Letter dated August 21, 2006 regarding the W. R. Grace & Co. 2005 Annual Report on Form 10-K for the year ended December 31, 2005 and Form 10-Q for the period ended June 30, 2006 (File No. 1-13953)

Ladies and Gentlemen:

Thank you for your follow-up letter of August 21, 2006 regarding the review of the W. R. Grace & Co. (“Grace,” “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the period ended June 30, 2006 (the “Form 10-Q”) by the Staff of the Division of Corporation Finance (the “Staff,” or “you”) of the Securities and Exchange Commission (the “Commission”). We appreciate this opportunity to work with you to resolve your concerns and improve our disclosure.  We also appreciate Mr. Cash allowing us additional time to reply as vacation schedules impacted our response time. For your convenience we have reprinted each comment in italicized text below, immediately followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Note 19 – Operating Segment Information, page F-39

Comment 1

We have reviewed your response to our prior comment seven and based on your discussions regarding your twelve product groups, we continue to believe that these product groups may, in fact, be operating segments as defined in paragraph 10 of SFAS 131. In order to help us more clearly understand how you developed your reportable segments, please provide us with the actual reports (on a year to date basis for each period presented), which are reviewed by your chief operating decision maker. Such reports should be actual, and provided at the lowest level of detail as provided to the CODM. Additionally, provide us, at the product group level, a 5-year schedule showing YTD sales, operating earnings and operating earnings as a percent of sales. We welcome any analysis you may wish to accompany such data.

Response 1

Our Chief Executive Officer (who is our “chief operating decision maker” under SFAS 131) uses, to varying degrees, a number of reports that we generate annually, monthly and/or quarterly in analyzing our business performance, assessing operating issues and allocating economic resources. We have enclosed, under separate cover for your confidential information, the key internal reports and communications that reflect the process and information used by our CEO in setting operating and financial objectives, and monitoring results. These documents, which are listed in the transmittal letter to the supplemental materials, form the basis of communications to our Board of Directors, the Bankruptcy Court, shareholders and other interested parties.  We do not have a report that reflects product group information at the level requested by the Staff for the past five years on a comparable basis. Our product groups were aligned in three different configurations over that period in response to personnel and market changes, while our operating segments remained constant. Each report supplementally furnished is as of the most recent date available.

We wish to inform you that prior to the adoption of SFAS 131 (which occurred effective December 31, 1997), our current businesses and product groups were considered to be one operating segment entitled “specialty chemicals segment”. With the adoption of SFAS 131, Grace identified three reportable operating segments: Grace Davison, Grace Construction Products, and Darex Container Products. In 1999 we reorganized Grace Construction Products and Darex Container Products under one group entitled Grace Performance Chemicals. Coincident with that reorganization we re-designated our reportable operating segments to reflect the consolidation of these product groups under one management team capitalizing on infrastructure synergies from co-locations of headquarters and production facilities around the world. We have managed under the Grace Davison and Grace Performance Chemicals divisional model since 1999.

We also wish to note that Grace has moved deliberately since 1999 to change the company culture from a holding company with autonomous business units to an integrated operating company with interdependent business, research and functional activities. As a result, we minimize (and avoid where practicable) any sub-group profitability emphasis or reward measures. We manage support functions globally and assign costs to our two operating segments. We set financial targets, allocate resources and determine reward pools at the Grace-level and operating segment level only. We focus product group profitability analysis at “gross margin” which, within Grace, is defined as sales less direct costs of materials and labor. This measure excludes manufacturing overhead and other indirect costs because, as mentioned, these costs are often shared by more than one product group.

Summary of Financial Information and Metrics - Non-GAAP Disclosures, page F49

Comment 2

Since you present a non-GAAP performance measure that excludes recurring expenses, in future filings, please revise your presentation to fully comply with our response to Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” It appears to us that your current presentation does not address the material limitations associated with the non-GAAP measure you present or the manner in which you compensate for these limitations. Additionally, in future filings we ask that you clearly disclose that your use of non-core financial information is also considered a non-GAAP measure, not just your use of core financial information.

Response 2

We refer the Staff to our June 30, 2006 Form 10-Q in which we have enhanced the disclosures about the nature and purpose of our non-GAAP financial measures of core operations and noncore activities.  See page I-33 of the June 30, 2006 Form 10-Q.  We will continue to include such disclosure in our future filings to the extent that we present these measures.  Additionally, in response to the Staff’s comment, in our future filings beginning with the September 30, 2006 Form 10-Q, we propose to add the following disclosure to the discussion under the Analysis of Continuing Operations table in the MD&A section of our report:

“Pre-tax income from core operations has material limitations as an operating performance measure because it excludes income and expenses that comprise our noncore activities presented in the table on page __. Income (loss) from noncore activities includes, among other things, provisions for asbestos-related litigation and environmental remediation, income from insurance settlements, and legal defense costs, all of which have been material components of our net income (loss). Pre-tax income from core operations before depreciation and amortization also has material limitations as an operating performance measure since it excludes the impact of depreciation and amortization expense.  Because we use capital assets in a material way, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. We compensate for the limitations of using these measurements by referring to these indicators together with net income (loss) as measured under U.S. GAAP to present an accurate and complete picture for purposes of evaluating our results of operations.  Pre-tax income from core operations and pre-tax income from core operations before depreciation and amortization should be evaluated in conjunction with net income (loss) for a more complete analysis of our profitability.”

Proforma Financial Information page F-56

Comment 3

We note your response to prior comment twelve; however, it remains unclear to us how providing this proforma information is consistent with the objectives of Article 11 of Regulation S-X. We note your disclosure on page I-11 of your Form 10-Q for the period ended June 30, 2006 which indicates that, “…a materially different plan of reorganization may ultimately be approved…” and your disclosure on page I-18 of the same filing regarding the Funding Amount indicating, “…this outcome is highly uncertain and will depend on a number of Bankruptcy Court rulings favorable to Grace’s position.” In light of these disclosures and the opposition you are experiencing from certain debtor groups, please tell us why you believe that the consummation of your bankruptcy proceedings is probable.

Response 3

As the Staff has indicated in the comment, our reports include substantial disclosure about what we believe to be material risks regarding Grace’s Chapter 11 proceedings. These risks arise principally from asbestos-related creditor claims and assertions, the allowability and measurement of which in the context of the U.S. Bankruptcy Code is the subject of continuing and complicated litigation. As mentioned in our previous letter there is only one plan of reorganization before the Bankruptcy Court – which was proposed by Grace and is supported by the official committees of general unsecured creditors and equity holders (the “Plan”). Grace has been granted several extensions of exclusivity to address the challenges to the Plan.  These extensions of the exclusivity period ensure that Grace is the sole party in the bankruptcy proceedings entitled to propose a plan of reorganization.

The financial effects of the Plan on Grace’s financial position, capital structure and results of operations were publicly disclosed in proforma financial statements filed with the Plan pursuant to the requirements of the Bankruptcy Code, and have since been the most active area of inquiry from shareholders, analysts and other interested parties. The principal elements of the reflected proforma adjustments pertain to the capital structure and sources of cash to execute the Plan. We will be required to publicly update these proforma financial statements prior to any confirmation of the Plan. We therefore believe it is important and meaningful to investors to update such proforma information in our subsequent periodic reports.

We understand that Rule 11-01(a) of Regulation S-X requires that pro forma financial information be provided if “[c]onsummation of other events or transactions…is probable for which disclosure of pro forma financial information would be material to investors.” We have considered the range of possible outcomes of Grace’s bankruptcy proceedings, from liquidation to passing through existing claims, and we have concluded that it is probable that Grace will emerge from bankruptcy as a going concern under a plan of reorganization. This belief is based upon the fundamental strength of our businesses, our strong cash position and our substantial cash flow from core operations, as well as indications from all creditor groups and the Bankruptcy Court that reorganization is the most desirable outcome. We therefore believe that presenting the proforma effects of the Plan is in conformity with the requirements of Rule 11-01(a).

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006

Consolidated Statements of Cash Flows, page I-4

Comment 4

We note that you have changed your six months ended, June 30, 2005 cash flow to properly begin with Net Income (loss) in accordance with SFAS 95. Please tell us what consideration you have given to the disclosure requirements of SFAS 154, “Accounting Changes and Error Corrections.”

Response 4

Because our changes to the consolidated statements of cash flows did not impact any of the previously reported key measures of cash flows from operating activities, cash flows from investing activities and cash flows from financing activities, we concluded that the change in presentation did not qualify as an error in the application of an accounting principle as defined in SFAS 154.  Therefore, the disclosure requirements of SFAS 154 would not apply.

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Please contact me at (410) 531-4185 or Mr. William Dockman, Grace’s Vice President Finance and Corporate Controller, at (410) 531-4558, if you have any questions or comments with respect to this response letter or the confidential materials furnished supplementally.

Sincerely,

/s/ ROBERT M. TAROLA

Robert M. Tarola

cc:	Alfred E. Festa
William Dockman
Mark A. Shelnitz